M. Timothy Elder

Direct Tel: 404-815-3532

Direct Fax: 404-685-6832

telder@sgrlaw.com

March 24, 2015

VIA EDGAR TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 26, 2014

File No. 001-12607

Dear Mr. Rosenberg:

On behalf of SunLink Health Systems, Inc. (“SunLink” or the “Company”), we are filing this request for an extension of time to respond to the Staff’s oral comment of March 10, 2015 with respect to your comments on the Company’s Form 10-K for the fiscal year ended June 30, 2014 (the “Form 10-K”) pursuant to your review thereof and to file the Company’s Form 10-K/A.

As telephonically discussed with the Staff, the Company expects to file its response and Form 10-K/A on April 1, 2015.

Very truly yours,

/s/ M. Timothy Elder

Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

March 24, 2015

cc:	Mark J. Stockslager, SunLink

Robert M. Thornton, SunLink

Howard E. Turner, Esq.